EXHIBIT 15.3

[Letterhead of PricewaterhouseCoopers Zhong Tian LLP]

Securities and Exchange Commission

100 F Street, N.E.

Washington

DC 20549

USA

February 11, 2019

Commissioners:

We have read the statements made by Gridsum Holding Inc. (copy attached), pursuant to Item 16F of its amendment No. 1 to annual report on Form 20-F/A, which we understand will be filed with the Securities and Exchange Commission as part of the amendment No. 1 to annual report on Form 20-F/A of Gridsum Holding Inc. dated February 11, 2019. We agree with the statements concerning our Firm contained therein.

Very truly yours,

/s/ PricewaterhouseCoopers Zhong Tian LLP

PricewaterhouseCoopers Zhong Tian LLP

Enclosure

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On June 28, 2018, we dismissed PricewaterhouseCoopers Zhong Tian LLP, or PwC China, and engaged Marcum Bernstein & Pinchuk LLP, or MarcumBP, as our independent registered public accounting firm in connection with the audit of our consolidated financial statements for the years ended December 31, 2015, 2016 and 2017.

The decision to authorize the dismissal of PwC China and the engagement of MarcumBP was recommended by our Audit Committee and approved by our Board of Directors.

Prior to the dismissal, PwC China informed us of certain issues it had identified in conducting its audit of our financial statements for the year ended December 31, 2017. Those issues related to certain revenue recognition, cash flow, cost, expense items, and their underlying documentation. PwC China also advised us that certain of these issues would materially impact our financial statements for the year ended December 31, 2016, and accordingly, PwC China’s audit report for our financial statements for the year ended December 31, 2016 should no longer be relied upon. PwC China also advised that the issues identified raised questions related to its ability to rely upon the representations of management. PwC China has not delivered an audit report with respect to our financial statements for the year ended December 31, 2017.

In response to the issues raised by PwC China, our Audit Committee commenced an investigation of such issues with assistance from external legal and accounting advisors. In October 2018, the Audit Committee concluded this investigation. We authorized PwC China to respond fully to inquiries from MarcumBP.

PwC China’s report on our financial statements for the years ended December 31, 2015 and 2016 (which was subsequently withdrawn) contained no adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles.

During each of the years ended December 31, 2015 and 2016, and through June 28, 2018, there were no disagreements between us and PwC China on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, any of which, if not resolved to PwC China’s satisfaction, would have caused PwC China to make reference to the subject matter of the disagreement in its audit report.

During each of the years ended December 31, 2015 and 2016, and through June 28, 2018, there were no “reportable events,” as defined below, requiring disclosure by us pursuant to Item 16F(a)(1)(v) of Form 20-F, other than as disclosed in this Item 16F. As previously disclosed in our annual report on Form 20-F for the year ended December 31, 2016, prior to our initial public offering in September 2016, we were a private company with limited accounting personnel and other resources with which to address our internal controls. PwC China did not conduct an audit of our internal controls over financial reporting.

PwC China was unable to assess what additional audit work it would need to plan and perform in order to complete to its satisfaction an audit of our 2017 financial statements. PwC China was unable to assess what additional audit work it would need to plan and perform in order be in a position to reissue its audit opinion (or issue a new opinion) with respect to our 2016 financial statements. Because such matters were not resolved to the satisfaction of PwC China as of the date of its dismissal, such matters constitute reportable events under Item 16F(a)(1)(v).

In the course of auditing our consolidated financial statements for the year ended December 31, 2015, two material weaknesses in internal control over financial reporting were identified, specifically: (1) a lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and the SEC reporting requirements to properly address complex accounting issues and to prepare and review our financial statements and related disclosures in accordance with U.S. GAAP and SEC financial reporting requirements; and (2) our lack of sufficient written policies and procedures for capturing certain services received before contracts were signed to timely record the related expenses in the financial statements. These same two material weaknesses were identified during the course of auditing our consolidated financial statements for the year ended December 31, 2016. These material weaknesses remain unresolved and require disclosure as a reportable event under Item 16F.

For purposes of this Item 16F, the term “reportable events” means any of the following events:

(A) The accountant’s having advised the registrant that the internal controls necessary for the registrant to develop reliable financial statements do not exist;

(B) The accountant’s having advised the registrant that information has come to the accountant’s attention that has led it to no longer be able to rely on management’s representations, or that has made it unwilling to be associated with the financial statements prepared by management;

(C)(1) The accountant’s having advised the registrant of the need to expand significantly the scope of its audit, or that information has come to the accountant’s attention during the time period covered by Item 16F(a)(1)(iv), that if further investigated may: (i) Materially impact the fairness or reliability of either: a previously issued audit report or the underlying financial statements; or the financial statements issued or to be issued covering the fiscal period(s) subsequent to the date of the most recent financial statements covered by an audit report (including information that may prevent it from rendering an unqualified audit report on those financial statements); or (ii) Cause it to be unwilling to rely on management’s representations or be associated with the registrant’s financial statements; and (2) Due to the accountant’s resignation (due to audit scope limitations or otherwise) or dismissal, or for any other reason, the accountant did not so expand the scope of its audit or conduct such further investigation; or

(D)(1) The accountant’s having advised the registrant that information has come to the accountant’s attention that it has concluded materially impacts the fairness or reliability of either (i) a previously issued audit report or the underlying financial statements, or (ii) the financial statements issued or to be issued covering the fiscal period(s) subsequent to the date of the most recent financial statements covered by an audit report (including information that, unless resolved to the accountant’s satisfaction, would prevent it from rendering an unqualified audit report on those financial statements); and (2) Due to the accountant’s resignation, dismissal or declination to stand for reelection, or for any other reason, the issue has not been resolved to the accountant’s satisfaction prior to its resignation, dismissal or declination to stand for re-election.

In accordance with PRC regulations, MarcumBP was required to cooperate with a qualified PRC local accounting firm to support its audit work in China. For these purposes, in July 2015, MarcumBP entered into a master cooperation agreement with Shandong Haoxin Certified Public Accountants Co., Ltd., or Shandong Haoxin, which has been PCAOB registered since 2010. The process of auditing our financial statements also required the engagement of a specialist technology audit firm to help verify certain of our revenue generating activities. That firm conducted the work to test our information technology systems to support our revenues and certain expenses. However, the firm could not agree to share its work and cooperate with PCAOB due to PRC cybersecurity and data privacy regulations that would have prohibited certain information from being provided to PCAOB. As a result, MarcumBP could not use the firm’s report and underlying work in its audit and was unable to determine whether such specialist technology audit firm completed its work to MarcumBP’s satisfaction. MarcumBP was unable to gather sufficient audit evidence to complete its procedures regarding the financial reporting items potentially impacted by this and other issues disclosed below. Therefore, to complete the audit work, on January 6, 2019 we dismissed MarcumBP and engaged Shandong Haoxin as our independent registered public accounting firm to audit our consolidated financial statements for the years ended December 31, 2015, 2016 and 2017. On January 6, 2019, we also retained MarcumBP to provide transition assistance to Shandong Haoxin in the performance of its audit activities.

MarcumBP did not deliver a report on our consolidated financial statements for the years ended December 31, 2015, 2016 and 2017. The decision to authorize the dismissal of MarcumBP and the engagement of Shandong Haoxin, as our independent registered public accounting firm was recommended by our Audit Committee and approved by our Board of Directors.

There were no disagreements between us and MarcumBP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, any of which, if not resolved to MarcumBP’s satisfaction, would have caused MarcumBP to make reference to the subject matter of the disagreement in its audit report.

From June 28, 2018 through January 6, 2019, there were no reportable events requiring disclosure by us pursuant to Item 16F(a)(1)(v) of Form 20-F; however, in addition to the material weaknesses that were identified by PwC China, in the course of performing services, MarcumBP discussed wi~~t~~h us control deficiencies associated with the following internal controls impacting its ability to complete its audit:

•	Written policies and procedures for contract management.

•	Verification of certain revenue items.

•	Documentation supporting certain transactions.

These and other related matters are discussed in Item 15. Controls and Procedures, and Item 3. Key Information – Risk Factors, of this Annual Report on Form 20-F.

MarcumBP did not conduct an audit of our internal controls over financial reporting.

We did not consult with MarcumBP or Shandong Haoxin, prior to their respective engagements, on either (1) the application of accounting principles to specific transaction or the type of audit opinion that might be rendered on our financial statements, and no written report was provided to us or oral advice provided that the new accountant concluded was an important factor considered by us in reaching a decision on the accounting, auditing or financial reporting issue, or (2) any matter that was the subject of a disagreement or reportable event described above.

We provided PwC China and MarcumBP with a copy of the foregoing disclosure, and requested that PwC China and MarcumBP each furnish us with a letter addressed to the SEC stating whether it agrees with the above statements that relate to them, and if not, stating the respects in which it does not agree. We have received the requested letters from PwC China and MarcumBP, copies of which are included as Exhibits 15.3 and 15.4 to this annual report on Form 20-F.